Form N-SAR
Sub-Item 77Q1(g)


Nuveen Large Cap Core Fund

a Series of Nuveen Investment Trust (the  Trust )


811-07619


On October 13, 2017 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Large Cap Core Plus Fund, a series of the Trust, an open-end trust organized as a Massachusetts business trust, were transferred to the Nuveen Large
Cap Core Fund, a series of the Trust. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization (Appendix I) are contained in the filing on August 2, 2017, under Conformed Submission Type Form 497, accession number 0001193125-17-246011, which materials are herein incorporated by reference.